Exhibit 99.1

Sun Life Financial Reports Fourth Quarter and Full Year 2018 Results

The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. for the period ended December 31, 2018. Sun Life Financial Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (February 13, 2019) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the fourth quarter ended December 31, 2018. Fourth quarter reported net income was $580 million and underlying net income(1) was $718 million.

	Quarterly results		Full Year
	Q4’18	Q4’17	2018	2017
Profitability
Reported net income ($ millions)	580	207	2,522	2,149

Underlying net income(1) ($ millions)	718	641	2,947	2,546
Reported EPS(2) ($)	0.96	0.34	4.14	3.49

Underlying EPS(1)(2) ($)	1.19	1.05	4.86	4.15

Reported ROE(1)	10.9%	4.1%	12.1%	10.7%

Underlying ROE(1)	13.6%	12.7%	14.2%	12.7%
Growth
Insurance Sales(1) ($ millions)	1,314	1,106	3,189	3,042

Wealth Sales(1) ($ billions)	36.2	35.3	136.7	145.3

Value of new business(1) ($ millions)	310	265	1,154	968

Assets under management(1) ($ billions)	951.1	974.8	951.1	974.8
Financial Strength
LICAT ratios(3)

Sun Life Financial Inc.	144%	n/a	144%	n/a

Sun Life Assurance(4)	131%	n/a	131%	n/a

Financial leverage ratio(1)	21.2%	23.6%	21.2%	23.6%

(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)	All EPS measures refer to fully diluted EPS, unless otherwise stated.
(3)

For further information on the Life Insurance Capital Adequacy Test (“LICAT”) effective January 1, 2018, see section E - Financial Strength in this document. LICAT ratios are not applicable before January 1, 2018.

(4)	Sun Life Assurance Company of Canada (“Sun Life Assurance”) is Sun Life Financial Inc.’s (“SLF Inc.”) principal operating life insurance subsidiary.

“Our fourth quarter capped off a year of strong performance for Sun Life, generating annual underlying net income of $2.9 billion. In 2018, we achieved double-digit growth in earnings and value of new business, we increased underlying return on equity to 14.2%, and delivered dividend growth of 9%,” said Dean Connor, President & CEO, Sun Life Financial.

“Around the Sun Life world we are putting Clients at the centre of everything we do. We are making it easier for Clients to get what they need, when they need it, on their mobile devices, the web, from our call centres and from their financial advisors,” noted Connor. “We launched Lumino Health in SLF Canada, our premier digital health

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network that offers ratings of health providers, price comparisons and health tips, which is already generating impressive usage statistics. As part of our focus on innovation, in Asia we completed our investment in the first virtual insurer approved under the Fast Track process in Hong Kong, Bowtie Life Insurance Company Limited.”

“During the quarter, we also announced our plan to merge Bentall Kennedy, our North American real estate and property management firm, with GreenOak Real Estate, and we will acquire a majority stake in the combined entity. This transaction is right on strategy, broadening our asset management pillar by expanding the capabilities of our alternatives manager, Sun Life Investment Management,” said Connor. “Combining the strengths of two leading and globally respected real estate investment managers will bring Clients a broader range of real estate investment solutions across North America, Europe and Asia.”

Financial and Operational Highlights

($ millions, unless otherwise noted)
	Reported net income(loss)			Underlying net income(loss)(1)			Insurance sales(1)			Wealth sales(1)
	Q4’18	Q4’17	change	Q4’18	Q4’17	change	Q4’18	Q4’17	change	Q4’18	Q4’17	change
SLF Canada	96	172	(44)%	245	232	6%	219	227	(4)%	4,883	3,183	53%

SLF U.S.(2)	118	(63)	nm(3)	121	95	27%	844	627	35%	—	—	—

SLF Asset Management	244	114	114%	227	226	—%	—	—	—	29,423	28,514	3%

SLF Asia(2)	125	121	3%	140	111	26%	251	252	—%	1,935	3,603	(46)%

Corporate	(3)	(137)	nm(3)	(15)	(23)	nm(3)	—	—	—	—	—	—
Total	580	207	180%	718	641	12%	1,314	1,106	19%	36,241	35,300	3%
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)	Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and comparative figures in 2017 have been changed to conform with the current year presentation.
(3)	Not meaningful

Our reported net income of $580 million in the fourth quarter of 2018 increased over the fourth quarter 2017 result of $207 million primarily due to the $251 million charge in 2017 related to the enactment of the U.S tax reform(1). The increase also reflected positive impacts from other adjustments and assumption changes and management actions (“ACMA”), partially offset by market related impacts. Underlying net income in the fourth quarter of 2018 increased $77 million to $718 million compared to 2017, driven by the effect of the lower income tax rate in the U.S., favourable expense experience that resulted from ongoing expense management and lower incentive compensation costs, and other experience, partially offset by mortality and morbidity experience. Market volatility reduced our fee income from our asset management and wealth businesses primarily due to lower asset values, offsetting business growth in our life and health insurance businesses. Our reported net income and underlying net income increased by $18 million and $16 million, respectively, as a result of the impact of the movement of the Canadian dollar in the fourth quarter of 2018 relative to the average exchange rates in the fourth quarter of 2017.

Insurance sales and wealth sales were up 19% and 3% over the prior year quarter, respectively.

In the fourth quarter of 2018, our reported and underlying ROE increased to 10.9% and 13.6%, respectively, reflecting higher earnings. SLF Inc. and its wholly owned holding companies ended the quarter with $2.5 billion in cash and other liquid assets.

Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate. We detail our continued progress in the four pillars below.

A Leader in Insurance and Wealth Solutions in our Canadian Home Market

SLF Canada’s reported net income of $96 million in the fourth quarter of 2018, down 44% compared to the same period in 2017, reflected equity market impacts partially offset by favourable credit spread impacts, and favourable ACMA. Underlying net income of $245 million in the fourth quarter of 2018 increased 6% from the same period in 2017, reflecting favourable expense experience that resulted from ongoing expense management and lower incentive compensation costs, and other experience, partially offset by less favourable investment experience.

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Insurance sales were down 4% in the fourth quarter of 2018 due to lower individual insurance sales compared to the same quarter in 2017, partially offset by slightly higher Group Benefits sales. Wealth sales were up 53% compared to the same quarter in 2017 mainly due to large case Defined Benefit Solutions (“DBS”) sales in Group Retirement Services (“GRS”) in 2018, while individual wealth sales were consistent with the prior year.

In the quarter, we continued to advance our digital capabilities. We launched Lumino Health, Canada’s premier network of health resources free to all Canadians that enables Canadians to find highly rated health providers, compare costs and receive health tips, helping them to make informed health care decisions. By December, we were reaching annualized health-related search volumes of 3.5 million across all our digital platforms, with visitors to Lumino Health spending double the industry standard time engaged with the platform(2). Digital tools and robotics are making it easier to do business with us. For example, in addition to straight through electronic underwriting, which occurs for 25% of our individually underwritten applications compared to the industry average of 9%(3), we are utilizing artificial intelligence to assist our underwriters in decision making for Client applications from our Career Sales Force channel.

A Leader in U.S. Group Benefits

SLF U.S.’s reported net income of $118 million in the fourth quarter of 2018 increased $181 million compared to the $63 million net loss in the fourth quarter of 2017, reflecting the $114 million charge in 2017 related to the enactment of the U.S tax reform and favourable interest rate impacts. Underlying net income of $121 million in the fourth quarter of 2018 was up 27% from the same period in the prior year, reflecting the impact of lower income tax rates in the U.S., business growth, favourable lapse and policyholder behaviour experience and other experience, partially offset by unfavourable morbidity and mortality experience. The after-tax profit margin for Group Benefits(4) was 6.7% as of the fourth quarter of 2018, compared to 5.0% as of the fourth quarter of 2017.

SLF U.S. Group Benefit’s sales were US$639 million in the fourth quarter of 2018, up 29% compared to the fourth quarter of 2017, driven by growth in both employee benefits and medical stop-loss. Full year 2018 sales were

US$1.0 billion, a record high for Group Benefits, and up 16% compared to 2017.

We created the FullscopeRMS brand to offer our comprehensive suite of capabilities to be sold and serviced by employee health plans and other insurance providers, including a turn-key stop-loss offering. FullscopeRMS, which grew from our successful Disability RMS business, now offers solutions for disability, life, stop-loss and voluntary coverages including product development, actuarial support, underwriting, claim administration, risk management and distribution training.

A Leader in Global Asset Management

SLF Asset Management’s reported net income of $244 million was up 114% from the fourth quarter of 2017, which reflected the $78 million charge in 2017 related to the enactment of the U.S tax reform. The increase also reflects the impact of negative fair value adjustments on MFS Investment Management’s (“MFS”) share-based payment awards. Underlying net income of $227 million in the fourth quarter of 2018 was in line with the fourth quarter of 2017 as a result of the lower income tax rate in the U.S. offset by lower average net assets (“ANA”). The pre-tax net operating profit margin ratio for MFS(4) for the fourth quarter of 2018 was 38%, down from 40% for the fourth quarter of 2017.

In the fourth quarter of 2018 SLF Asset Management’s gross sales were consistent with the fourth quarter of 2017 on a constant currency basis.

SLF Asset Management ended the fourth quarter with $650 billion in assets under management (“AUM”), consisting of $584 billion (US$428 billion) in MFS and $66 billion in Sun Life Investment Management (“SLIM”). SLIM continued its momentum with its twelfth consecutive quarter of net inflows, while MFS experienced net outflows of $8.7 billion (US$6.6 billion) in the quarter.

MFS’s long-term retail fund performance remained strong with 78%, 79% and 94% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively, as at December 31, 2018.

We announced our plan to merge Bentall Kennedy with GreenOak Real Estate (“GreenOak”), a global real estate investment firm with approximately $15 billion (US$11 billion) in assets under management as at December 31, 2018 and nine offices globally. Sun Life Financial will acquire a majority stake in the combined Bentall Kennedy and GreenOak entity that will be named Bentall GreenOak and be part of SLIM. This will extend our capabilities in real estate investment solutions in a complementary way and on a pro forma basis will increase SLIM’s total AUM to

Fourth Quarter 2018/ sunlife.com 3

approximately $80 billion(4). This will bring Clients a broader range of investment solutions that include core, core plus and value add real estate(5), plus senior and tactical real estate debt strategies across North America, Europe and Asia. The pending transaction is expected to be accretive to underlying earnings per share and return on equity in 2019.

A Leader in Asia through Distribution Excellence in Higher Growth Markets

SLF Asia’s reported net income of $125 million in the fourth quarter of 2018 was consistent with the fourth quarter of 2017, reflecting unfavourable market related impacts, partially offset by positive ACMA. Underlying net income was $140 million, up 26% from the fourth quarter of 2017, reflecting favourable investment experience, partially offset by higher new business strain.

SLF Asia insurance sales of $251 million in the fourth quarter of 2018 were in line with the fourth quarter of 2017, as strong sales growth in the Philippines, India and Hong Kong was offset by lower sales in International due to the competitive environment and market shifts. SLF Asia wealth sales were $1.9 billion in the fourth quarter of 2018 compared to $3.6 billion in the fourth quarter of 2017. Lower mutual fund sales in India arising from market volatility and the Philippines due to elevated money market sales in 2017 were partially offset by continued strong growth in our pension business in Hong Kong.

We completed a strategic investment in Bowtie Life Insurance Company Limited (“Bowtie”), the first virtual insurer in Hong Kong approved under the Fast Track process(6). The investment in Bowtie is a reflection of our continued investment in technology and innovative ways to provide life and health insurance solutions.

(1) U.S. tax reform refers to the impacts of the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017.

(2) Lumino visitor average time spent is 5.5 minutes per visit, compared to the industry average of 2-3 minutes.

(3) Munich Re’s 2018 Individual Insurance survey

(4) Based on AUM as at December 31, 2018 for each of SLIM and GreenOak. AUM represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

(5) Value add and core plus strategies typically involve properties that have in-place cash flows, but have the potential to increase that cash flow over time by making improvements to, or repositioning the property.

(6) Fast Track process refers to the pilot launched by the Insurance Authority of Hong Kong on September 29, 2017. It is a fast track for application for authorizations of new insurers owning and operating solely digital distribution channels.

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Table of Contents

A.	How We Report Our Results	6

B.	Financial Summary	7

C.	Profitability	8

D.	Growth	11

E.	Financial Strength	13

F.	Performance by Business Group	15

1.	SLF Canada	15

2.	SLF U.S.	17

3.	SLF Asset Management	19

4.	SLF Asia	21

5.	Corporate	22

G.	Investments	23

H.	Risk Management	26

I.	Additional Financial Disclosure	33

J.	Non-IFRS Financial Measures	34

K.	Forward-looking Statements	38

About Sun Life Financial

Sun Life Financial Inc. (“SLF Inc.”) is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2018, Sun Life Financial had total assets under management (“AUM”) of $951 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Fourth Quarter 2018/ sunlife.com 5

A. How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively, and “Consolidated Financial Statements” collectively) and annual management’s discussion and analysis (“MD&A”). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS. Effective in the first quarter of 2018, we transferred our International business unit from SLF U.S. to SLF Asia and comparable periods have been changed to conform with the current year presentation.

The information in this document is in Canadian dollars unless otherwise noted.

1. Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section J - Non-IFRS Financial Measures in this document. Non-IFRS financial measures and reconciliations are also included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports.

2. Forward-looking Statements

Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section K - Forward-looking Statements in this document.

3. Additional Information

Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A and SLF Inc.’s Annual Information Form (“AIF”) for the year ended December 31, 2018. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

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B. Financial Summary

	Quarterly results			Full Year
($ millions, unless otherwise noted)	Q4’18	Q3’18	Q4’17	2018	2017
Profitability
Net income (loss)
Reported net income (loss)	580	567	207	2,522	2,149
Underlying net income (loss)(1)	718	730	641	2,947	2,546
Diluted Earnings per share (“EPS”) ($)
Reported EPS (diluted)	0.96	0.93	0.34	4.14	3.49
Underlying EPS (diluted)(1)	1.19	1.20	1.05	4.86	4.15
Reported basic EPS ($)	0.96	0.94	0.34	4.16	3.51
Return on equity (“ROE”) (%)
Reported ROE(1)	10.9%	10.8%	4.1%	12.1%	10.7%
Underlying ROE(1)	13.6%	14.0%	12.7%	14.2%	12.7%
Growth
Sales
Insurance sales(1)	1,314	577	1,106	3,189	3,042
Wealth sales(1)	36,241	29,832	35,300	136,702	145,314
Value of new business(1)	310	244	265	1,154	968
Premiums and deposits
Net premium revenue	5,313	4,369	4,078	18,642	15,281
Segregated fund deposits	2,763	2,692	2,680	11,553	10,858
Mutual fund sales(1)	22,135	18,746	21,329	84,202	87,515
Managed fund sales(1)	9,629	7,962	11,170	38,903	44,093
ASO(2) premium and deposit equivalents(1)	1,673	1,693	1,709	6,808	6,933
Total premiums and deposits(1)	41,513	35,462	40,966	160,108	164,680
Assets under management
General fund assets	168,765	162,439	162,720	168,765	162,720
Segregated funds	103,062	108,298	106,392	103,062	106,392
Mutual funds, managed funds and other AUM(1)	679,316	712,782	705,673	679,316	705,673
Total AUM(1)	951,143	983,519	974,785	951,143	974,785
Financial Strength
LICAT(3)(4) ratios
Sun Life Financial	144%	145%	n/a	144%	n/a
Sun Life Assurance(5)	131%	130%	n/a	131%	n/a
Financial leverage ratio(1)	21.2%	21.9%	23.6%	21.2%	23.6%
Dividend
Dividend payout ratio(1)	42%	40%	43%	39%	42%
Dividends per common share ($)	0.500	0.475	0.455	1.905	1.745
Capital
Subordinated debt and innovative capital instruments(6)	3,738	3,738	4,136	3,738	4,136
Participating policyholders’ equity and non-controlling interests	864	802	650	864	650
Total shareholders’ equity	23,706	22,834	22,321	23,706	22,321
Total capital	28,308	27,374	27,107	28,308	27,107
Average common shares outstanding (millions)	602	606	612	606	613
Closing common shares outstanding (millions)	598.5	603.3	610.5	598.5	610.5
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)	Administrative Services Only (“ASO”).
(3)	Life Insurance Capital Adequacy Test (“LICAT”) ratio.
(4)	LICAT ratios are not applicable before January 1 2018; we previously used the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) guideline, the former capital regulatory guideline.
(5)	Sun Life Assurance Company of Canada (“Sun Life Assurance”) is SLF Inc.’s principal operating life insurance subsidiary.
(6)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in the SLF Inc. Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in our 2018 annual MD&A.

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C. Profitability

The following table reconciles our reported net income and underlying net income. The table also sets out the impact that other notable items had on our reported net income and underlying net income in 2018 and 2017. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results			Full Year
($ millions, after-tax)	Q4’18	Q3’18	Q4’17	2018	2017

Reported net income	580	567	207	2,522	2,149
Market related impacts(1)	(153)	25	(57)	(188)	(7)
Assumption changes and management actions(1)(2)	13	(166)	(34)	(155)	81
Other adjustments(1)	2	(22)	(92)	(82)	(220)
U.S. tax reform(2)	—	—	(251)	—	(251)
Underlying net income(3)	718	730	641	2,947	2,546
Reported ROE(3)	10.9%	10.8%	4.1%	12.1%	10.7%
Underlying ROE(3)	13.6%	14.0%	12.7%	14.2%	12.7%

Impact of other notable items on reported and underlying net income

Experience related items(4)
Impact of investment activity on insurance contract liabilities	28	29	15	135	86
Mortality	(11)	15	11	(6)	70
Morbidity	(12)	8	10	51	25
Credit	23	22	23	72	74
Lapse and other policyholder behaviour	(4)	(7)	(12)	(49)	(49)
Expenses(5)	(26)	(6)	(45)	(62)	(49)
Other(5)	44	(11)	(8)	90	(60)
(1)	See section J - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	ACMA in 2017 excludes the charge that is included in U.S. tax reform, shown separately.
(3)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures.
(4)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(5)	In 2018, Expense experience has been revised to exclude certain project spending, which is now presented in Other. Prior periods have been conformed to this presentation.

Q4 2018 vs. Q4 2017

Our reported net income of $580 million in the fourth quarter of 2018 increased compared to the 2017 result of $207 million which reflected the $251 million charge related to the enactment of the U.S tax reform. The increase also reflected positive impacts from other adjustments and ACMA, partially offset by market related impacts. Underlying net income in the fourth quarter of 2018 increased $77 million to $718 million from 2017, driven by the effect of the lower income tax rate in the U.S., favourable expense experience and favourable other experience, partially offset by unfavourable mortality and morbidity experience. Market volatility reduced our fee income from our asset management and wealth businesses primarily due to lower asset values, offsetting business growth in our life and health insurance businesses.

1.	Market related impacts

Unfavourable market related impacts increased in the fourth quarter of 2018 compared to the fourth quarter of 2017, largely driven by unfavourable equity impacts, primarily in SLF Canada, as well as in SLF Asia. Net positive interest rate impacts were driven by the favourable impact of credit spreads over 2017, primarily in SLF Canada and SLF U.S.

2.	Assumption changes and management actions

During the fourth quarter of 2018, the net impact of ACMA resulted in an increase to reported net income of $13 million compared to a decrease of $34 million in the fourth quarter of 2017.

3.	Other adjustments

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Other adjustments increased reported net income by $2 million in the fourth quarter of 2018, compared to a decrease of $92 million in the fourth quarter of 2017. The change of $94 million was primarily driven by negative fair value adjustments on MFS’s share-based payment awards and the $44 million restructuring charge incurred in the fourth quarter 2017 to enhance business processes and organizational structures and capabilities.

4.	U.S. tax reform

The U.S. Tax Cuts and Jobs Act (“U.S. tax reform”) legislation signed into law on December 22, 2017, which took effect on January 1, 2018, included a reduction to the U.S. corporate tax rate from 35% to 21% for tax years beginning after 2017, and a number of base broadening measures including provisions limiting the deductibility of certain payments to related foreign taxpayers. Interpretive guidance on the base broadening provisions was issued by the U.S. Treasury late in 2018, however it is in the form of Proposed Regulations and is subject to change.

As a result of this legislation, the Company recorded a net charge of $251 million ($444 million pre-tax) in the fourth quarter of 2017. This reflects an after-tax charge of $288 million ($444 million pre-tax) to ACMA, and a one-time charge on the deemed repatriation of foreign earnings of $46 million. These are partially offset by a benefit of $83 million(1) relating to the revaluation of deferred tax balances from 35% to 21%.

5.	Experience related items

Experience related items in the fourth quarter of 2018 compared to the fourth quarter of 2017 reflected favourable impacts of: expense experience that resulted from ongoing expense management and lower incentive compensation costs; lapse and policyholder behaviour experience in SLF U.S.; and other experience including policy and reinsurance administration updates in SLF Canada and SLF U.S. and investment related experience in International. These were partially offset by the unfavourable impacts of mortality and morbidity experience primarily in SLF U.S.

6.	Income taxes

Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.

In the fourth quarter of 2018, our effective income tax rates on reported net income and underlying net income(2) were 14.5% and 16.8%, respectively, compared to (36.7)% and 21.5%, respectively, in the fourth quarter of 2017. Our effective tax rate on underlying net income in the fourth quarter of 2018 was within our expected range of 15% to 20%.

7.	Impact of foreign exchange rates

During the fourth quarter of 2018, our reported net income and underlying net income increased by $18 million and $16 million, respectively, as a result of the impact of the movement of the Canadian dollar in the fourth quarter of 2018 relative to the average exchange rates in the fourth quarter of 2017.

(1)	Excludes $(30) million relating to the net impact on deferred tax balances attributable to participating policyholders.
(2)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

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2018 vs. 2017

Our reported net income increased to $2,522 million for 2018 compared to $2,149 million in 2017, which primarily reflects the $251 million charge in 2017 related to the enactment of the U.S tax reform. The increase also includes lower fair value adjustments on MFS share-based payment awards and acquisition, integration and restructuring charges, partially offset by the unfavourable impact of ACMA and market related impacts. Underlying net income growth of 16% to $2,947 million was driven by the effect of the lower income tax rate in the U.S., growth in the business, interest on par seed capital, investment experience, favourable morbidity experience and favourable other experience partially offset by unfavourable mortality experience.

1.	Market related impacts

Market related impacts in 2018 compared to 2017 were largely driven by unfavourable equity impacts partially offset by net interest rate impacts that included the favourable impact of credit spreads. Market related impacts were unfavourable in SLF Canada and SLF Asia due to equity impacts, unfavourable in SLF U.K. as a result of positive net interest rate impacts and net interest rate impacts were favourable in SLF Canada and SLF U.S.

2.	Assumption changes and management actions

ACMA decreased reported net income by $155 million in 2018, compared to an increase of $81 million in 2017 (which excluded the impact of the U.S. tax reform). See section D - Profitability - 2018 vs. 2017 - ii. Assumption changes and management actions in our 2018 annual MD&A for details on ACMA in 2018.

3.	Other adjustments

Other adjustments in 2018 decreased reported net income by $82 million, compared to a reduction of $220 million in 2017. The change was driven by lower fair value adjustments on MFS’s share-based payment awards resulting in a favourable impact of $76 million, a favourable impact of $41 million from reduced acquisition, integration and restructuring costs in 2017, which included the 2017 restructuring charge, and the improved impact of certain hedges that do not qualify for hedge accounting.

4.	U.S. tax reform

As a result of the U.S. tax reform legislation signed into law on December 22, 2017, which took effect on January 1, 2018, the Company booked a net charge of $251 million in the fourth quarter of 2017. See Q4 2018 vs. Q4 2017 for additional information.

5.	Experience related items

Experience related items in 2018 compared to 2017 reflected favourable impacts of other experience, including interest on par seed capital and investment related experience in International, impacts of investment activity on insurance contract liabilities, and morbidity experience, partially offset by unfavourable mortality experience.

6.	Income taxes

For 2018, our effective tax rates on reported and underlying net income(1) were 17.0% and 17.2%, respectively, compared to 10.8% and 20.5%, respectively, for 2017. Our effective tax rate on underlying net income for 2018 is within our expected range. See Q4 2018 vs. Q4 2017 subsection 6. Income Taxes for additional information on our expected effective tax rate range.

7.	Impact of foreign exchange rates

During 2018, our reported and underlying net income decreased by $6 million and $8 million, respectively, as a result of the impact of the movement of the Canadian dollar in 2018 relative to the average exchange rates in 2017.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

Fourth Quarter 2018/ sunlife.com 10

  D. Growth

1. Sales and Value of New Business

	Quarterly results			Full Year
($ millions)	Q4’18	Q3’18	Q4’17	2018	2017
Insurance sales(1)
SLF Canada	219	203	227	984	1,125
SLF U.S.(2)	844	172	627	1,307	1,106
SLF Asia(2)	251	202	252	898	811
Total insurance sales(1)	1,314	577	1,106	3,189	3,042
Wealth sales(1)
SLF Canada	4,883	3,539	3,183	15,286	14,976
SLF Asia	1,935	1,928	3,603	10,101	13,056
Total wealth sales excluding SLF Asset Management(1)	6,818	5,467	6,786	25,387	28,032
SLF Asset Management sales(1)	29,423	24,365	28,514	111,315	117,282
Total wealth sales(1)	36,241	29,832	35,300	136,702	145,314
Value of New Business(1) (“VNB”)	310	244	265	1,154	968
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)	Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and comparative figures in 2017 have been changed to conform with the current year presentation.

Total Company insurance sales were $1,314 million in the fourth quarter of 2018, up 19% (16% on a constant currency basis) compared to the same period in 2017.

•

SLF Canada insurance sales decreased due to lower individual insurance sales compared to the same quarter in 2017, while Group Benefits (“GB”) sales were slightly higher than in the fourth quarter of 2017.

•	SLF U.S. insurance sales increased driven by both higher stop-loss sales and employee benefits sales.
•

SLF Asia insurance sales were in line with the fourth quarter of 2017, on Canadian dollar and constant currency bases, as sales growth in the Philippines, India and Hong Kong was offset by lower sales in International due to the competitive environment and market shifts.

Total Company wealth sales were $36.2 billion in the fourth quarter of 2018, up 3% (unchanged on a constant currency basis) compared to the fourth quarter of 2017.

•	SLF Canada wealth sales increased mainly due to large case annuity sales in DBS in GRS sales, while individual wealth sales were in line with the fourth quarter of 2017.
•

SLF Asia wealth sales were lower as a result of lower sales in India and Philippines and the currency impact from the change in the Canadian dollar, partially offset by growth in Hong Kong pension sales compared to the fourth quarter of 2017.

•	SLF Asset Management gross sales were consistent with the fourth quarter of 2017 on a constant currency basis, and up slightly after reflecting the impact of the movement of the Canadian dollar.

The Company’s VNB was $310 million in the fourth quarter of 2018, up 17% compared to the fourth quarter of 2017, driven by new business volume, improved profitability in the U.S., and improved mix in GB in Canada, partially offset by lower volume in International in SLF Asia.

Fourth Quarter 2018/ sunlife.com 11

2. Premiums and Deposits

	Quarterly results			Full Year
($ millions)	Q4’18	Q3’18	Q4’17	2018	2017
Net premium revenue	5,313	4,369	4,078	18,642	15,281
Segregated fund deposits	2,763	2,692	2,680	11,553	10,858
Mutual fund sales(1)	22,135	18,746	21,329	84,202	87,515
Managed fund sales(1)	9,629	7,962	11,170	38,903	44,093
ASO premium and deposit equivalents(1)	1,673	1,693	1,709	6,808	6,933
Total premiums and deposits(1)	41,513	35,462	40,966	160,108	164,680
Total adjusted premiums and deposits(1)(2)	40,512	34,939	41,731	161,371	167,706
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)

Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s Group Benefits Operations Adjustment as described in section J - Non-IFRS Financial Measures in this document.

Net premium revenue was $5.3 billion, up $1.2 billion from the fourth quarter of 2017. Net premium revenue was $18.6 billion in 2018, up $3.4 billion from 2017. In both the fourth quarter of 2018 and 2018, net premium growth was primarily driven by increases in GB and GRS in SLF Canada, partially offset by lower premiums in International in SLF Asia.

Segregated fund deposits were $2.8 billion in the fourth quarter of 2018, compared to $2.7 billion in the fourth quarter of 2017. Segregated fund deposits were $11.6 billion in 2018, compared to $10.9 billion in 2017. In both cases, the increase was primarily driven by GRS and Individual Wealth in SLF Canada.

Sales of mutual funds were $22.1 billion in the fourth quarter of 2018 increased $0.8 billion from the fourth quarter of 2017, largely driven by higher sales in MFS and the currency impact from the change in the Canadian dollar, partially offset by lower sales in India and the Philippines in SLF Asia. Sales of mutual funds were $84.2 billion in 2018, compared to $87.5 billion in 2017, primarily due to the decreased sales in India and the Philippines in SLF Asia, and the currency impact from the change in the Canadian dollar.

Sales of managed funds of $9.6 billion in the fourth quarter of 2018 decreased by $1.6 billion from the fourth quarter of 2017, primarily due to lower sales in MFS and SLIM, partially offset by the currency impact from the change in the Canadian dollar and increased sales in Hong Kong in Asia. Sales of managed funds of $38.9 billion in 2018 decreased $5.2 billion from 2017 primarily due to decreases from MFS and SLIM, partially offset by increased sales in Hong Kong in SLF Asia.

ASO premium and deposit equivalents in the fourth quarter of 2018 and for 2018 were both down compared to the same periods in 2017. In both cases, the decrease was attributable to Hong Kong in SLF Asia, partially offset by increases in GRS and GB in SLF Canada.

The currency impact for total premium and deposits for the fourth quarter of 2018 from the change in the Canadian dollar relative to average exchange rates in the fourth quarter of 2017 increased total premiums and deposits by approximately $1.1 billion. The change in the Canadian dollar in 2018 relative to average exchange rates in 2017 decreased total premium and deposits by $0.7 billion.

Fourth Quarter 2018/ sunlife.com 12

3. Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q4’18	Q3’18	Q2’18	Q1’18	Q4’17
Assets under management(1)

General fund assets	168,765	162,439	164,709	163,499	162,720

Segregated funds	103,062	108,298	108,692	106,221	106,392
Mutual funds, managed funds and other AUM(1)	679,316	712,782	712,719	709,206	705,673

Total AUM(1)	951,143	983,519	986,120	978,926	974,785
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

AUM were $951.1 billion as at December 31, 2018, compared to AUM of $974.8 billion as at December 31, 2017. The decrease in AUM of $23.7 billion between December 31, 2017 and December 31, 2018 resulted primarily from:

(i)	a decrease of $52.1 billion from unfavourable market movements;
(ii)	net outflow of mutual, managed, and segregated funds of $34.5 billion; partially offset by
(iii)	an increase of $57.9 billion from the weakening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017; and
(iv)	an increase of $5.0 billion of business growth and other activities.

The net outflow of mutual, managed, and segregated funds of $34.5 billion in 2018 was predominantly driven by net outflows from MFS of $38.5 billion, which were partially offset by net inflows of $2.0 billion in SLF Canada, $1.7 billion in SLF Asia, and $1.2 billion in SLIM. For the fourth quarter of 2018, net outflows of mutual, managed and segregated funds were $7.7 billion, predominantly driven by net outflows in MFS of $8.7 billion, partially offset by net inflows of $0.2 billion in SLIM, $0.7 billion in SLF Asia and $0.4 billion in SLF Canada.

E. Financial Strength

	Quarterly results
	Q4’18	Q3’18	Q2’18	Q1’18	Q4’17
LICAT Ratio(1)

Sun Life Financial Inc.	144%	145%	149%	149%	n/a

Sun Life Assurance	131%	130%	134%	139%	n/a
Financial leverage ratio(2)	21.2%	21.9%	21.8%	22.2%	23.6%
Dividend

Dividend payout ratio(2)	42%	40%	40%	36%	43%

Dividends per common share ($)	0.500	0.475	0.475	0.455	0.455
Capital
Subordinated debt and innovative capital instruments(3)	3,738	3,738	3,737	3,736	4,136

Participating policyholders’ equity and non-controlling interests	864	802	517	475	650

Preferred shareholders’ equity	2,257	2,257	2,257	2,257	2,257

Common shareholders’ equity	21,449	20,577	20,959	20,547	20,064
Total capital	28,308	27,374	27,470	27,015	27,107
(1)	LICAT ratios are not applicable before January 1, 2018.
(2)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(3)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in our 2018 annual MD&A.

Fourth Quarter 2018/ sunlife.com 13

Effective January 1, 2018, the Office of the Superintendent of Financial Institutions (“OSFI”) replaced the MCCSR capital adequacy guideline with Life Insurance Capital Adequacy Test. The LICAT guideline established the standards used by OSFI to assess whether a life insurer maintains adequate capital or an adequate margin to support risks specific to the life insurance business.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at December 31, 2018, SLF Inc.’s LICAT ratio was 144%, which is well above OSFI’s regulatory minimum ratio of 90%.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As at December 31, 2018, Sun Life Assurance’s LICAT ratio was 131%, well above OSFI’s supervisory ratio of 100% and regulatory minimum ratio of 90%.

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity, and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at December 31, 2018, our total capital was $28.3 billion, compared to $27.1 billion as at December 31, 2017. The increase in total capital was primarily the result of common shareholders’ net income of $2,522 million and the foreign currency translation gain included in other comprehensive income (loss) (“OCI”) of $906 million, partially offset by the payment of $1,147 million of dividends on common shares, common shares purchased under the normal course issuer bid of $641 million detailed below, and the redemption of $400 million of subordinated debentures detailed below.

The legal entity, SLF Inc. (the ultimate parent company), and its wholly-owned holding companies had $2,523 million in cash and other liquid assets as at December 31, 2018 ($2,019 million as at December 31, 2017). The increase in cash and liquid assets in these holding companies in 2018 was primarily attributable to the dividends from the operating companies including Sun Life Assurance, which were partially offset by the payment of $1,147 million of dividends on common shares, common shares purchased under the normal course issuer bid of $641 million, and redemption of $400 million of subordinated debentures. Liquid assets as noted above include cash and cash equivalents, short-term investments and publicly traded securities.

On January 30, 2018, SLF Inc. redeemed all of the outstanding $400 million principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest to that date.

Normal Course Issuer Bid

On August 14, 2018, SLF Inc. renewed its normal course issuer bid. This normal course issuer bid remains in effect until the earlier of August 13, 2019 and the date on which SLF Inc. has purchased an aggregate of 14.0 million common shares under the bid. Share purchases were as follows:

	Q4’18		2018
	Common Shares Purchased(1) (millions)	Amount ($ millions)	Common Shares Purchased(1) (millions)	Amount ($ millions)
Bid announced August 2017 (expired August 13, 2018)	—	—	4.0	216

Bid announced August 2018	5.0	235	8.6	425
	5.0	235	12.6	641

(1)	All of the common shares purchased under SLF Inc.’s normal course issuer bids during 2018 were subsequently cancelled.

Fourth Quarter 2018/ sunlife.com 14

F. Performance by Business Group

	Quarterly results			Full Year
($ millions)	Q4’18	Q3’18	Q4’17	2018	2017
Reported net income (loss)
SLF Canada	96	335	172	942	963
SLF U.S.(1)	118	(267)	(63)	52	(144)
SLF Asset Management	244	241	114	909	653
SLF Asia(1)	125	164	121	555	778
Corporate	(3)	94	(137)	64	(101)
Total reported net income (loss)	580	567	207	2,522	2,149

Underlying net income (loss)(2)
SLF Canada	245	251	232	1,036	949
SLF U.S.(1)	121	139	95	514	376
SLF Asset Management	227	251	226	925	812
SLF Asia(1)	140	110	111	523	461
Corporate	(15)	(21)	(23)	(51)	(52)
Total underlying net income (loss)(2)	718	730	641	2,947	2,546
(1)	Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and comparative figures in 2017 have been changed to conform with the current year presentation.
(2)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2018 annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

1. SLF Canada

	Quarterly results			Full Year
($ millions)	Q4’18	Q3’18	Q4’17	2018	2017
Individual Insurance & Wealth	(27)	143	42	328	415
Group Benefits	59	51	78	282	332
Group Retirement Services	64	141	52	332	216
Reported net income (loss)	96	335	172	942	963
Market related impacts(1)	(134)	46	(38)	(117)	8
Assumption changes and management actions(2)	(14)	39	(24)	23	22
Other adjustments(3)	(1)	(1)	2	—	(16)
Underlying net income (loss)(2)	245	251	232	1,036	949
Reported ROE (%)(2)(4)	5.5	19.4	9.0	13.8	12.6
Underlying ROE (%)(2)(4)	14.1	14.5	12.2	15.2	12.4
Insurance sales(2)	219	203	227	984	1,125
Wealth sales(2)	4,883	3,539	3,183	15,286	14,976
(1)	See section J - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(3)	Mainly comprised of certain hedges in SLF Canada that do not qualify for hedge accounting. For further information, see section J - Non-IFRS Financial Measures in this document.
(4)

The adoption of LICAT impacted the capital allocation for SLF Canada. As a result, reported and underlying ROEs increased approximately 1.6% and 1.8%, respectively, in both the fourth quarter of and year ended 2018.

Fourth Quarter 2018/ sunlife.com 15

Profitability

Q4 2018 vs. Q4 2017

SLF Canada’s reported net income was $96 million in the fourth quarter of 2018, compared to $172 million in the fourth quarter of 2017. Underlying net income in the fourth quarter of 2018 was $245 million, compared to $232 million in the fourth quarter of 2017.

Reported net income in the fourth quarter of 2018 compared to the fourth quarter of 2017 reflected unfavourable equity market impacts partially offset by favourable credit spread impacts, and favourable ACMA. Underlying net income in the fourth quarter of 2018 compared to the same period in 2017 reflected favourable expense experience that resulted from ongoing expense management and lower incentive compensation costs and favourable policy administration updates, partially offset by less favourable investment experience.

2018 vs. 2017

Reported net income was $942 million in 2018, compared to $963 million in 2017. Underlying net income was $1,036 million in 2018, compared to $949 million in 2017.

Reported net income in 2018 compared to 2017 reflected unfavourable equity market impacts partially offset by favourable credit spread impacts and a favourable impact from certain hedges that do not qualify for hedge accounting. Underlying net income in 2018 compared to 2017 reflected the interest on par seed capital, business growth and favourable expense experience that resulted from ongoing expense management and lower incentive compensation costs, partially offset by less favourable impacts from investment experience.

Growth

Q4 2018 vs. Q4 2017

SLF Canada insurance sales were $219 million in the fourth quarter of 2018, compared to $227 million in the fourth quarter of 2017, due to lower individual insurance sales compared to the same quarter in 2017. Sales in GB of $111 million increased 4% compared to fourth quarter 2017, driven by higher life and ASO sales.

SLF Canada wealth sales of $4.9 billion in the fourth quarter of 2018 increased compared to $3.2 billion in the fourth quarter of 2017, primarily due to large case annuity sales in DBS in GRS. Individual wealth sales of $1.5 billion were in line with the same quarter of the prior year.

2018 vs. 2017

SLF Canada insurance sales were $984 million in 2018, compared to $1,125 million in 2017, following a strong first quarter in 2017 in individual insurance sales as a result of tax legislation and product design changes. Sales in GB of $588 million decreased 13% compared to 2017 due to several large case sales in 2017.

SLF Canada wealth sales were $15.3 billion in 2018, compared to $15.0 billion in 2017. Individual wealth sales of $6.3 billion were up 6% in 2018 compared to 2017, driven by continued growth in our wealth manufactured(1) products, including SLGI(2) mutual funds and Sun GIF(3) segregated funds. GRS sales of $9.0 billion were in line with 2017.

AUM for our wealth businesses, as at December 31, 2018 was $120.2 billion, a slight decrease from $120.8 billion at year-end 2017. Market depreciation from capital markets movements was largely offset by net inflows to our funds.

(1)

Represents individual wealth products developed by Sun Life Financial, which include Sun Life Global Investments mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.

(2)	Sun Life Global Investments (Canada) Inc.
(3)	Sun Life Guaranteed Investment Funds

Fourth Quarter 2018/ sunlife.com 16

2. SLF U.S.

	Quarterly results			Full Year
(US$ millions)	Q4’18	Q3’18	Q4’17	2018	2017
Group Benefits	59	68	30	217	140
In-force Management	30	(273)	(79)	(176)	(247)
Reported net income (loss)	89	(205)	(49)	41	(107)
Market related impacts(1)	4	(4)	(25)	(21)	(44)
Assumption changes and management actions(1)(2)	—	(301)	—	(302)	(210)
Acquisition, integration and restructuring(3)	(6)	(6)	(8)	(32)	(52)
U.S. tax reform(2)	—	—	(90)	—	(90)
Underlying net income (loss)(1)	91	106	74	396	289
Reported ROE (%)	13.1	(30.6)	(7.2)	1.5	(4.1)
Underlying ROE (%)(1)	13.5	15.7	10.9	14.6	11.1
After-tax profit margin for Group Benefits (%)(4)	6.7	6.4	5.0	6.7	5.0
Insurance sales(1)	639	132	494	999	863

(C$ millions)
Reported net income (loss)	118	(267)	(63)	52	(144)
Underlying net income (loss)(1)	121	139	95	514	376
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)	ACMA in 2017 excludes the charge included in U.S. tax reform, shown separately.
(3)	Acquisition, integration and restructuring amounts related to the acquisition and integration costs of the U.S. employee benefits business acquired in 2016 and Maxwell Health acquired in 2018.
(4)	Based on underlying net income, on a trailing four quarter basis, and which is described in section J - Non-IFRS Financial Measures in this document.

Profitability

Q4 2018 vs. Q4 2017

SLF U.S.’s reported net income was US$89 million ($118 million) in the fourth quarter of 2018, compared to reported net loss of US$49 million ($63 million) in the fourth quarter of 2017. Underlying net income was US$91 million ($121 million), compared to US$74 million ($95 million) in the fourth quarter of 2017. The impact from the movement of the Canadian dollar in the fourth quarter of 2018 relative to average exchange rates in the fourth quarter of 2017 increased reported and underlying net income by $5 million.

Reported net income in the fourth quarter of 2018 compared to the fourth quarter of 2017 reflected the US$90 million ($114 million) charge in 2017 related to the enactment of the U.S. tax reform. The increase also reflected favourable interest rate impacts in the fourth quarter of 2018. Underlying net income in the fourth quarter of 2018 compared to the fourth quarter of 2017 reflected the impact of lower income tax rates in the U.S., business growth, favourable lapse and policyholder behaviour experience in In-force Management, and reinsurance administration updates, partially offset by unfavourable morbidity experience in Group Benefits and unfavourable mortality experience in In-force Management.

The after-tax profit margin for Group Benefits was 6.7% as of the fourth quarter of 2018, compared to 5.0% as of the fourth quarter of 2017.

2018 vs. 2017

SLF U.S.’s reported net income was US$41 million ($52 million) in 2018, compared to reported net loss of US$107 million ($144 million) in 2017. Underlying net income was US$396 million ($514 million) in 2018 compared to US$289 million ($376 million) in 2017. The impact from the movement of the Canadian dollar in 2018 relative to average exchange rates in 2017 did not impact reported net income, and decreased underlying net income by $1 million.

Reported net income in 2018 compared to 2017 reflected the US$90 million ($114 million) charge in 2017 related to the enactment of the U.S. tax reform. The increase also reflected less unfavourable net interest rate impacts, and lower acquisition, integration, and restructuring costs as the integration of the 2016 employee

Fourth Quarter 2018/ sunlife.com 17

benefits acquisition was drawing to a successful close. These increases were partially offset by more unfavourable ACMA(1). Underlying net income in 2018 compared to 2017 reflected the impact of lower income tax rates in the U.S., business growth, the interest on par seed capital, favourable morbidity experience, and the impact of investment activity on insurance contract liabilities. These items were partially offset by unfavourable mortality experience.

Growth

Q4 2018 vs. Q4 2017

SLF U.S. insurance sales were US$639 million in the fourth quarter of 2018 compared to US$494 million in the fourth quarter of 2017 were driven by 33% growth in employee benefits, largely due to an increase in group disability sales, and 27% growth in medical stop-loss.

2018 vs. 2017

SLF U.S. insurance sales of US$999 million increased by US$136 million or 16% in 2018 compared to 2017, driven by growth in both employee benefits and medical stop-loss, up 16% and 15%, respectively.

(1)	See section D - Profitability - 2018 vs. 2017 - ii. Assumption changes and management actions in our 2018 annual MD&A for details on ACMA in 2018.

Fourth Quarter 2018/ sunlife.com 18

3. SLF Asset Management

	Quarterly results			Full Year
SLF Asset Management (C$ millions)	Q4’18	Q3’18	Q4’17	2018	2017
Reported net income	244	241	114	909	653
Fair value adjustments on MFS’s share-based payment awards(1)	28	(10)	(34)	(5)	(81)
Other(2)(3)	(11)	—	(78)	(11)	(78)
Underlying net income(1)	227	251	226	925	812
Assets under management (C$ billions)(1)	649.7	687.2	677.6	649.7	677.6
Gross sales (C$ billions)(1)	29.4	24.4	28.5	111.4	117.3
Net sales (C$ billions)(1)	(8.5)	(9.0)	(3.4)	(37.3)	(22.4)

MFS (C$ millions)
Reported net income	249	232	91	893	612
Fair value adjustments on MFS’s share-based payment awards(1)	28	(10)	(34)	(5)	(81)
U.S. tax reform(3)	—	—	(95)	—	(95)
Underlying net income(1)	221	242	220	898	788
Assets under management (C$ billions)(1)	584.2	625.9	618.3	584.2	618.3
Gross sales (C$ billions)(1)	27.9	22.8	25.6	104.3	106.5
Net sales (C$ billions)(1)	(8.7)	(9.5)	(5.0)	(38.5)	(28.5)
MFS (US$ millions)
Reported net income	189	178	72	689	471
Fair value adjustments on MFS’s share-based payment awards(1)	22	(8)	(27)	(4)	(64)
U.S. tax reform	—	—	(75)	—	(75)
Underlying net income(1)	167	186	174	693	610
Pre-tax net operating profit margin ratio(1)	38%	40%	40%	38%	38%
Average net assets (US$ billions)(1)	451.6	482.9	482.6	477.5	460.5
Assets under management (US$ billions)(1)(4)	428.4	485.0	491.6	428.4	491.6
Gross sales (US$ billions)(1)	21.1	17.4	20.1	80.6	82.1
Net sales (US$ billions)(1)	(6.6)	(7.3)	(4.0)	(29.7)	(21.8)
Asset appreciation (depreciation) (US$ billions)	(50.0)	18.2	21.4	(33.5)	87.8
S&P 500 Index (daily average)	2,689	2,849	2,605	2,744	2,448
MSCI EAFE Index (daily average)	1,809	1,964	2,005	1,965	1,886

SLIM (C$ millions)
Reported net income	(5)	9	23	16	41

Other(2)(3)	(11)	—	17	(11)	17
Underlying net income(1)	6	9	6	27	24
Assets under management (C$ billions)(1)	65.5	61.3	59.3	65.5	59.3
Gross sales (C$ billions)(1)	1.5	1.6	2.9	7.0	10.8

Net sales (C$ billions)(1)	0.2	0.5	1.6	1.2	6.1
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)	Includes $11 in acquisition, integration, and restructuring amounts in 2018 relating to the merger of Bentall Kennedy and GreenOak, expected to close in 2019.
(3)

In the fourth quarter of 2017, this consists of a charge of $32 million relating to the revaluation of its deferred tax balances, consisting of a charge of $49 million for MFS, partially offset by a benefit of $17 million for SLIM, and a one-time charge on the deemed repatriation of foreign earnings of $46 million for MFS in the fourth quarter of 2017.

(4)

Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at December 31, 2018.

Fourth Quarter 2018/ sunlife.com 19

Profitability

Q4 2018 vs. Q4 2017

SLF Asset Management’s reported net income was $244 million in the fourth quarter of 2018 compared to $114 million in the fourth quarter of 2017. SLF Asset Management had underlying net income of $227 million in the fourth quarter of 2018 compared to $226 million in the fourth quarter of 2017. The impact from the movement of the Canadian dollar in the fourth quarter of 2018 relative to average exchange rates in the fourth quarter of 2017 increased reported net income and underlying net income by $10 million and $9 million, respectively.

MFS’s reported net income was US$189 million in the fourth quarter of 2018 compared to US$72 million in the fourth quarter of 2017. MFS’s reported net income compared to the fourth quarter of 2017 reflected the US$75 million charge in 2017 related to the enactment of the U.S. tax reform. The increase also reflected the impact of negative fair value adjustments on MFS’s share-based payment awards. MFS’s underlying net income was US$167 million in the fourth quarter of 2018 compared to US$174 million in the fourth quarter of 2017 as a result of lower average net assets, largely offset by the lower income tax rate in the U.S. The pre-tax net operating profit margin ratio for MFS for the fourth quarter of 2018 of 38%, was down from 40% for the fourth quarter of 2017.

SLIM’s reported net loss was $5 million compared to net income of $23 million in the fourth quarter of 2017, primarily due to the $17 million benefit in 2017 related to the enactment of the U.S. tax reform. The decrease also reflected acquisition expenses incurred in 2018 for the pending GreenOak transaction. SLIM’s underlying net income of $6 million was in line with the fourth quarter of 2017.

2018 vs. 2017

SLF Asset Management’s reported net income in 2018 was $909 million compared to $653 million in 2017. Underlying net income was $925 million in 2018 compared to $812 million in 2017. The impact from the movement of the Canadian dollar in 2018 relative to average exchange rates in 2017 decreased reported net income and underlying net income by $2 million.

MFS’s reported net income in 2018 was US$689 million compared to US$471 million in 2017. MFS’s reported net income in 2018 compared to 2017 reflected the US$75 million charge in 2017 related to the enactment of the U.S tax reform. The increase also reflected the impact of lower fair value adjustments on MFS’s share-based payment awards. MFS’s underlying net income was US$693 million in 2018 compared to US$610 million in 2017 which reflected the impact of the lower income tax rate in the U.S. and higher fee income from higher average net assets.

SLIM’s reported net income in 2018 was $16 million compared to $41 million in 2017, reflecting the $17 million benefit in 2017 related to the enactment of the U.S tax reform. The decrease also reflected the impact of acquisition expenses incurred in 2018 for the pending GreenOak transaction. SLIM’s underlying net income was $27 million compared to $24 million in 2017.

Growth

SLF Asset Management’s AUM was $649.7 billion as at December 31, 2018, compared to $677.6 billion as at December 31, 2017. The decrease in AUM was primarily due to asset depreciation and net outflows, partially offset by currency impact. MFS’s AUM was US$428.4 billion ($584.2 billion) as at December 31, 2018, compared to US$491.6 billion ($618.3 billion) as at December 31, 2017. The decrease of US$63.2 billion was primarily driven by asset depreciation of US$33.5 billion, and net outflows of US$29.7 billion.

78%, 79% and 94% of MFS’s U.S. retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively, as of December 31, 2018.

SLIM’s AUM was $65.5 billion as at December 31, 2018, compared to $59.3 billion as at December 31, 2017. This increase was primarily due to the impact of movement of the Canadian dollar relative to exchange rates in 2017 and asset appreciation.

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4. SLF Asia

	Quarterly results			Full Year
($ millions)	Q4’18	Q3’18	Q4’17	2018	2017
Insurance and Wealth	101	89	83	381	326
International	24	75	38	174	452
Reported net income (loss)	125	164	121	555	778
Market related impacts(1)	(22)	(12)	15	(30)	38
Assumption changes and management actions(1)	9	66	—	76	284
Other(2)	(2)	—	(5)	(14)	(5)
Underlying net income (loss)(3)	140	110	111	523	461
Reported ROE (%)(3)(4)	9.9	13.3	9.0	11.3	14.4
Underlying ROE (%)(3)(4)	10.9	8.9	8.2	10.6	8.5
Insurance sales(3)	251	202	252	898	811
Wealth sales(3)	1,935	1,928	3,603	10,101	13,056
(1)	See section J - Non-IFRS Financial Measures in this document for a breakdown of the components.
(2)	Full Year 2018 pertains to a distribution arrangement in India for asset management.
(3)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(4)	As a result of a revision of the capital allocation model for SLF Asia, reported and underlying ROEs increased by 1.5% in both the fourth quarter of and year ended 2018.

Profitability

Q4 2018 vs. Q4 2017

SLF Asia’s reported net income was $125 million in the fourth quarter of 2018 compared to reported net income of $121 million in the fourth quarter of 2017. Underlying net income was $140 million compared to $111 million in the fourth quarter of 2017. The impact from the movement of the Canadian dollar in the fourth quarter of 2018 relative to average exchange rates in the fourth quarter of 2017 increased reported net income and underlying net income by $1 million and $2 million, respectively.

Reported net income in the fourth quarter of 2018 compared to the fourth quarter of 2017 reflected unfavourable market related impacts, primarily equity markets as well as net interest rate impacts, partially offset by favourable ACMA. Underlying net income in the fourth quarter of 2018 compared to the fourth quarter of 2017 reflected favourable investment experience and investment related experience in International, partially offset by higher new business strain.

2018 vs. 2017

Reported net income was $555 million in 2018 compared to $778 million in 2017. Underlying net income in 2018 was $523 million compared to $461 million in the prior year. The impact from the movement in the Canadian dollar in 2018 relative to average exchange rates in 2017 decreased reported net income and underlying net income by $12 million and $10 million, respectively.

Reported net income in 2018 compared to 2017 predominantly reflected less favourable ACMA and unfavourable equity markets. Underlying net income in 2018 compared to 2017 reflected growth in the business and investment related experience in International, partially offset by higher new business strain, unfavourable expense experience reflecting business growth initiatives across SLF Asia and unfavourable mortality experience in International.

Growth

Q4 2018 vs. Q4 2017

SLF Asia insurance sales of $251 million in the fourth quarter of 2018 were in line with $252 million in the fourth quarter of 2017. On a Canadian dollar and a constant currency basis, total individual insurance sales were in line compared to the fourth quarter of 2017 as sales growth in the Philippines, India and Hong Kong was offset by lower sales in International due to the competitive environment and market volatility.

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SLF Asia wealth sales were $1.9 billion in the fourth quarter of 2018, compared to $3.6 billion in the fourth quarter of 2017 as a result of lower fixed income and equity sales in India due to market volatility and in our asset management company in the Philippines due to elevated money market sales in 2017, partially offset by strong growth in Hong Kong pension sales.

2018 vs. 2017

SLF Asia insurance sales were $898 million in 2018 compared to $811 million in 2017. On a constant currency basis, individual insurance sales increased 13%, driven by growth in the Philippines, India, and Hong Kong, partially offset by lower sales in International due to the competitive environment and market volatility.

SLF Asia wealth sales were $10.1 billion in 2018 compared to $13.1 billion in 2017. Wealth sales were down 20% on a constant currency basis from 2017 as a result of lower mutual funds sales in India due to market volatility and in the Philippines due to money market sales in 2017, partially offset by growth in our Hong Kong pensions business.

5. Corporate

	Quarterly results			Full Year
($ millions)	Q4’18	Q3’18	Q4’17	2018	2017
SLF U.K.	31	134	6	250	181
Corporate Support	(34)	(40)	(143)	(186)	(282)
Reported net income (loss)	(3)	94	(137)	64	(101)
Market related impacts(1)	(2)	(4)	—	(15)	5
Assumption changes and management actions(1)(2)	18	122	(10)	140	55
Acquisition, integration and restructuring(3)(4)	(4)	(3)	(50)	(10)	(55)
U.S. tax reform(2)	—	—	(54)	—	(54)
Underlying net income (loss)(4)	(15)	(21)	(23)	(51)	(52)
(1)	See section J - Non-IFRS Financial Measures in this document for a breakdown of the components.
(2)	ACMA in 2017 excludes the charge included in U.S. tax reform, shown separately.
(3)

Acquisition, integration and restructuring amounts for the fourth quarter of 2017 consisted primarily of the impact of the restructuring charge related to Company’s plan to enhance business processes and organizational structures and capabilities. The adjustment also includes acquisition and integration costs from Bentall Kennedy Group of Companies, Prime Advisors Inc. and Ryan Labs Asset Management Inc. in Corporate Support.

(4)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

Profitability

Q4 2018 vs. Q4 2017

Corporate had reported net loss of $3 million in the fourth quarter of 2018, compared to reported loss of $137 million in the fourth quarter of 2017, which reflected the $54 million charge in 2017 related to the enactment of the U.S tax reform. The favourable change also reflected the 2017 restructuring charge and favourable ACMA in 2018 relating to the termination of assumed business. Underlying net loss was $15 million in the fourth quarter of 2018, compared to underlying loss of $23 million in the fourth quarter of 2017.

SLF U.K.’s reported net income in the fourth quarter of 2018 increased compared to the fourth quarter of 2017, reflecting the unfavourable impacts from the treatment of policyholder tax losses in 2017 and ACMA.

Corporate Support had a reported net loss of $34 million in the fourth quarter of 2018, compared to a reported net loss of $143 million in the fourth quarter of 2017. The favourable change was primarily due to the $54 million charge in 2017 related to the enactment of the U.S. tax reform and the 2017 restructuring charge. The favourable change also reflected favourable ACMA relating to the termination of assumed business.

2018 vs. 2017

Reported net income was $64 million in the Corporate segment in 2018, compared to a reported net loss of $101 million in 2017, which reflected the $54 million charge in 2017 related to the enactment of the U.S tax reform and the 2017 restructuring charge. The increase also reflected the favourable impact of ACMA, partially offset by unfavourable market related impacts, predominately due to net interest rate impacts. Underlying net loss was $51 million in 2018, compared to an underlying net loss of $52 million in the prior year, reflecting increased profitability in

Fourth Quarter 2018/ sunlife.com 22

SLF U.K. and higher investment income on surplus assets, largely offset by lower benefit of tax related items. The impact from the movement of the Canadian dollar relative to average exchange rates in 2017 decreased reported net loss by $8 million and decreased underlying net loss by $5 million.

SLF U.K.’s reported net income in 2018 compared to 2017 reflected the favourable impact of ACMA, increased profitability, partially offset by unfavourable market related impacts, predominately due to net interest rate impacts.

In Corporate Support, the reported net loss in 2018 was $186 million compared to a reported net loss of $282 million in 2017. The decrease in loss was primarily due to the $54 million charge in 2017 related to the enactment of the U.S tax reform and the 2017 restructuring charge. The favourable change also reflected favourable ACMA relating to the termination of assumed business, higher investment income on surplus assets, partially offset by lower benefit of tax related items.

G. Investments

We had total general fund invested assets of $151.7 billion as at December 31, 2018, compared to $146.1 billion as at December 31, 2017. The increase in general fund invested assets was primarily due to an increase in operating activities as well as changes in the currency impact from the weakening of Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017, offset by a decline in net fair value. Our general fund invested assets are well diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high-quality assets.

The following table sets out the composition of our general fund invested assets.(1)

	December 31, 2018		December 31, 2017
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	9,506	6%	8,890	6%
Debt securities	74,443	49%	72,619	50%
Equity securities	4,634	3%	6,020	4%
Mortgages and loans	46,822	31%	42,805	29%
Derivative assets	1,112	1%	1,478	1%
Other invested assets	4,830	3%	4,154	3%
Policy loans	3,222	2%	3,106	2%
Investment properties	7,157	5%	7,067	5%
Total invested assets	151,726	100%	146,139	100%
(1)

The values and ratios presented are based on the carrying value of the respective asset categories. Generally, the carrying values for Fair value through profit or loss (“FVTPL”) and AFS invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

1. Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our 2018 Annual Consolidated Financial Statements.

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The carrying value of FVTPL and AFS debt securities by geographic location is presented in the following table.

	December 31, 2018				December 31, 2017
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total
Debt securities
Canada	25,091	4,217	29,308	38%	24,132	4,114	28,246	39%
United States	21,329	5,917	27,246	37%	20,758	5,719	26,477	36%
Europe	8,840	1,278	10,118	14%	8,923	1,402	10,325	14%
Asia	3,673	445	4,118	6%	3,694	571	4,265	6%
Other	2,469	1,184	3,653	5%	2,460	846	3,306	5%
Total debt securities	61,402	13,041	74,443	100%	59,967	12,652	72,619	100%

Our debt securities with a credit rating of “A” or higher represented 72% of the total debt securities as at December 31, 2018, compared to 71% as at December 31, 2017. Debt securities with a credit rating of “BBB” or higher represented 99% of total debt securities as at December 31, 2018, compared to 98% as at December 31, 2017.

Our gross unrealized losses as at December 31, 2018 for FVTPL and AFS debt securities were $1.4 billion and $0.2 billion, respectively, compared with $0.3 billion and $0.1 billion, respectively, as at December 31, 2017.

2. Mortgages and Loans

Mortgages and loans in this section are presented at their carrying value on our Consolidated Statements of Financial Position. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	December 31, 2018			December 31, 2017
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,557	13,238	21,795	8,390	13,265	21,655
United States	7,876	11,458	19,334	7,103	9,542	16,645
Europe	—	3,628	3,628	—	2,706	2,706
Asia	—	332	332	—	265	265
Other	—	1,733	1,733	—	1,534	1,534
Total	16,433	30,389	46,822	15,493	27,312	42,805
% of Total Invested Assets	11%	20%	31%	11%	19%	29%

  (1) The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at December 31, 2018, we held $16.4 billion of mortgages compared to $15.5 billion as at December 31, 2017. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at December 31, 2018, 33% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at December 31, 2018, consistent with December 31, 2017. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.75 times. Of the $3.5 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 93% were insured by the CMHC.

As at December 31, 2018, we held $30.4 billion of loans, compared to $27.3 billion as at December 31, 2017. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized

Fourth Quarter 2018/ sunlife.com 24

corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

Mortgages and Loans Past Due or Impaired

The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	December 31, 2018
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	16,427	30,332	46,759	—		—	—
Past due:
Past due less than 90 days	—	14	14	—		—	—
Past due 90 days or more	—	—	—	—		—	—
Impaired	31	93	124	25	(1)	50	75
Total	16,458	30,439	46,897	25		50	75
	December 31, 2017
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,482	27,180	42,662	—		—	—
Past due:
Past due less than 90 days	—	71	71	—		—	—
Past due 90 days or more	—	—	—	—		—	—
Impaired	33	89	122	22	(1)	28	50
Total	15,515	27,340	42,855	22		28	50
(1)	Includes $21 million of sectoral provisions as at December 31, 2018, and $20 million of sectoral provisions as at December 31, 2017.

Our impaired mortgages and loans, net of allowances for losses, were $49 million as at December 31, 2018, compared to $72 million as at December 31, 2017.

3. Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	December 31, 2018	December 31, 2017
Net fair value asset (liability)	(1,183)	(278)
Total notional amount	59,198	54,121
Credit equivalent amount(1)	542	561
Risk-weighted credit equivalent amount(1)(2)	14.5	n/a
(1)	Amounts presented are net of collateral received.
(2)	The December 31, 2018 risk-weighted credit amount is calculated under the new LICAT guidelines which were effective January 1, 2018. LICAT ratios are not applicable before January 1, 2018.

The total notional amount of our derivatives increased to $59.2 billion as at December 31, 2018 from $54.1 billion as at December 31, 2017. The change in notional amount is mainly attributable to an increase of $2.6 billion in foreign exchange contracts used for hedging foreign currency assets, as well as an increase of $2.3 billion in interest rate contracts for risk management purposes.

The net fair value of derivatives was a liability of $1,183 million as at December 31, 2018, compared to a liability of $278 million as at December 31, 2017. The increase in the liability was primarily due to the impact from changes in foreign exchange rates and swap curves.

Fourth Quarter 2018/ sunlife.com 25

4. Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at December 31, 2018 was $2,389 million compared to $2,288 million as at December 31, 2017. The increase of $101 million was primarily due to increases in the provision for assets purchased net of dispositions, weakening of the Canadian dollar, and changes to credit ratings, offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

H. Risk Management

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

1. Market Risk Sensitivities

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases with rising equity markets and decreases with declining equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $25 million (pre-tax) in net gains on the sale of AFS assets during the fourth quarter of 2018 ($41 million pre-tax in the fourth quarter of 2017). The net unrealized (losses) gains or OCI position on AFS fixed income and equity assets were $(98) million and $43 million, respectively, after-tax as at December 31, 2018 ($171 million and $175 million, respectively, after-tax as at December 31, 2017).

(1) Net income refers to common shareholders’ net income in section H - Risk Management in this document.

Fourth Quarter 2018/ sunlife.com 26

Equity Market Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in equity market prices as at December 31, 2018 and December 31, 2017.

As at December 31, 2018 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(300)	$(100)	$100	$250
Potential impact on OCI(3)	$(100)	$(50)	$50	$100
Potential impact on LICAT(2)(4)	2.0% point decrease	1.0% point decrease	0.5% point increase	1.0% point increase
As at December 31, 2017 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(300)	$(100)	$100	$300
Potential impact on OCI(3)	$(200)	$(50)	$50	$200
Potential impact on LICAT(2)(4)	n/a	n/a	n/a	n/a
(1)

Represents the respective change across all equity markets as at December 31, 2018 and December 31, 2017. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2018 and December 31, 2017, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2018. LICAT ratios are not applicable before January 1, 2018. LICAT ratios are rounded to the nearest 0.5%.

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Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in interest rates as at December 31, 2018 and December 31, 2017.

Sun Life Assurance’s LICAT ratio decreases with rising interest rates and increases with declining interest rates, which is opposite to our net income sensitivity. Increases to interest rates will reduce the value of our assets and margins in our actuarial liabilities, resulting in a lower LICAT ratio (LICAT includes the change in OCI associated with assets designated as AFS). On adoption of LICAT, given the change in the sensitivity profile, the ranges of sensitivities were reviewed and updated accordingly.

($ millions, unless otherwise noted)	As at December 31, 2018		As at December 31, 2017
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)(3)(4)	$(100)	$50	$(100)	$50
Potential impact on OCI(3)	$250	$(250)	$250	$(250)
Potential impact on LICAT(2)(5)	2.5% point increase	1.5% point decrease	n/a	n/a

(1)  Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2018 and December 31, 2017 with no change to the Actuarial Standards Board (“ASB”) promulgated Ultimate Reinvestment Rate (“URR”). Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)  The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2018 and December 31, 2017, and include new business added and product changes implemented prior to such dates.

(3)  Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)  The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2018. LICAT ratios are not applicable before January 1, 2018. LICAT ratios are rounded to the nearest 0.5%.

Interest rate sensitivities do not include any impact from changes to the ASB promulgated URR. In 2014, ASB made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. When the ASB promulgated these changes, the intention was to review these assumptions every five years, or sooner if circumstances warrant. The last update to the URR was a 10 basis point reduction in 2017. Given the continuing low interest rates, we expect the ASB will revisit the reinvestment assumptions in 2019, but the magnitude of any potential changes due to the promulgation remains uncertain. Based on current assumptions, as at December 31, 2018, our estimated sensitivity to a 10 basis point decrease in the URR would have been a decrease in reported net income of approximately $75 million. The actual impact could differ from the Company’s estimate. The statements concerning expected URR changes are forward-looking.

2. Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

($ millions, unless otherwise noted)	Credit Spread Sensitivities(1)		Swap Spread Sensitivities
Net income sensitivity(2)	50 basis point decrease	50 basis point increase	20 basis point decrease	20 basis point increase
December 31, 2018	$(75)	$75	$25	$(25)
December 31, 2017	$(100)	$100	$25	$(25)
(1)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2)	Sensitivities have been rounded to the nearest $25 million.

Fourth Quarter 2018/ sunlife.com 28

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

3. General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

4. Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at December 31, 2018 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

Fourth Quarter 2018/ sunlife.com 29

The following table provides information with respect to the guarantees provided for our segregated fund products.

As at December 31, 2018
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	11,202	792	10,742	552
SLF Asia(4)	2,798	444	3,165	147
Run-off reinsurance(5)	2,215	277	1,219	255
Total	16,215	1,513	15,126	954

As at December 31, 2017
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,448	315	10,875	399
SLF Asia(4)	3,727	250	3,755	107
Run-off reinsurance(5)	2,534	375	1,546	385
Total	18,709	940	16,176	891
(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and comparative figures in 2017 have been changed to conform with the current year presentation. For further information, see Section F. Performance by Business Group

(5)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2017 to December 31, 2018 primarily resulted from the following factors:

(i)

the total fund values decreased due to a decline in equity markets and net redemptions from products closed to new business, which was partially offset by the weakening of the Canadian dollar against the U.S. dollar;

(ii)

the total amount at risk increased due to a decline in equity markets and the weakening of the Canadian dollar against the U.S. dollar, which was partially offset by net redemptions from products closed to new business;

(iii)	the total value of guarantees decreased due to net redemptions from products closed to new business, which was partially offset by the weakening of the Canadian dollar against the U.S. dollar; and
(iv)

the total insurance contract liabilities increased due to a decline in equity markets and the weakening of the Canadian dollar against the U.S. dollar, which was partially offset by net redemptions from products closed to new business.

5. Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at December 31, 2018, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2018 and December 31, 2017.

Fourth Quarter 2018/ sunlife.com 30

Impact of Segregated Fund Hedging

December 31, 2018
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)
Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(150)	(450)
Hedging impact	150	100	350
Net of hedging	—	(50)	(100)

December 31, 2017
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)
Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(150)	(450)
Hedging impact	200	100	350
Net of hedging	—	(50)	(100)
(1)

Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2018 and December 31, 2017, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

Represents the change across all equity markets as at December 31, 2018 and December 31, 2017. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(3)	Net income sensitivities have been rounded to the nearest $50 million.
(4)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

6. Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2018 would decrease net income(1) by approximately $275 million ($250 million decrease as at December 31, 2017). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2018 would increase net income by approximately $275 million ($250 million increase as at December 31, 2017).

(1) Net income sensitivities have been rounded to the nearest $25 million.

Fourth Quarter 2018/ sunlife.com 31

7. Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2017 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section J - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI, and Sun Life Assurance’s LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2018 and December 31, 2017, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2018 and December 31, 2017, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through over-the-counter contracts cleared through central clearing houses, exchange-traded contracts or bilateral over-the-counter contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our

Fourth Quarter 2018/ sunlife.com 32

future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the section in the annual MD&A under the headings M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2018 Annual Consolidated Financial Statements and the Risk Factors section in the AIF.

I. Additional Financial Disclosure

1. Revenue

	Quarterly results			Full Year
($ millions)	Q4’18	Q3’18	Q4’17	2018	2017
Premiums
Gross	5,935	4,928	5,308	20,981	19,838
Ceded	(622)	(559)	(1,230)	(2,339)	(4,557)
Net premiums	5,313	4,369	4,078	18,642	15,281
Net investment income
Interest and other investment income	1,475	1,414	1,399	5,641	5,413
Fair value(1) and foreign currency changes on assets and liabilities	(116)	(1,304)	1,610	(3,373)	2,603
Net gains (losses) on available-for-sale assets	25	19	41	121	195
Fee income	1,483	1,500	1,520	5,966	5,842
Total revenue	8,180	5,998	8,648	26,997	29,334
Adjusted revenue(2)	8,319	7,363	7,803	31,034	29,757
(1)	Represents the change in FVTPL assets and liabilities.
(2)

Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in section J - Non-IFRS Financial Measures in this document.

Revenue in the fourth quarter of 2018 was $8.2 billion, compared to $8.6 billion in the fourth quarter of 2017. The decrease was mainly attributable to decreases in the fair value of FVTPL assets due to widening credit spreads and higher interest rates in the fourth quarter of 2018, compared to net gains generated from decreases in interest rates and narrowing credit spreads in the same period last year, partially offset by increased net premiums. The currency impact from the change in the Canadian dollar relative to average exchange rates in the fourth quarter of 2017 increased revenue by $121 million.

Revenue was $27.0 billion in 2018, down $2.3 billion from the comparable period in the prior year. The decrease was mainly attributable to decreases in the fair value of FVTPL assets largely due to widening credit spreads and higher interest rates in 2018, partially offset by higher net premium revenue in SLF Canada. The currency impact from the change in the Canadian dollar relative to average exchange rates in 2017 reduced revenue by $50 million.

Adjusted revenue was $8.3 billion in the fourth quarter of 2018, up $0.5 billion from the fourth quarter of 2017 driven by increased net premiums. Adjusted revenue of $31.0 billion in 2018 was $1.3 billion higher compared to the same period in 2017. The increase was primarily driven by higher net premium revenue in SLF Canada, partially offset by lower fee income due to market volatility from our asset management and wealth businesses primarily due to lower asset values.

2. Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $168.8 billion as at December 31, 2018, compared to $162.7 billion as at December 31, 2017, primarily a result of a $5.2 billion increase from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017 and an increase of $4.2 billion from business activities, partially offset by a decrease of $3.4 billion from the change in value of FVTPL assets and liabilities.

Insurance contract liabilities (excluding other policy liabilities and assets) of $114.9 billion as at December 31, 2018 increased by $3.8 billion compared to December 31, 2017, mainly due to balances arising from new policies and

Fourth Quarter 2018/ sunlife.com 33

changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities), partially offset by the currency impact of the strengthening of the Canadian dollar relative to exchange rates as at December 31, 2017.

Shareholders’ equity, including preferred share capital, was $23.7 billion as at December 31, 2018, compared to $22.3 billion as at December 31, 2017. The increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $2.6 billion in 2018, before preferred share dividends of $94 million;
(ii)	an increase of $757 million from the change of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017;
(iii)	the impact of $89 million from the transfer of seed capital from the participating account to the shareholder account;
(iv)	changes in the remeasurement of defined benefit plans of $84 million; and
(v)	$13 million from stock options exercised and $4 million from stock-based compensation; partially offset by
(vi)	common share dividend payments of $1,147 million;
(vii)	a decrease of $641 million from the repurchase and cancellation of common shares; and
(viii)	net unrealized losses on AFS assets in OCI of $402 million.

3. Goodwill Impairment Testing

The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2018. No impairment charges on goodwill and indefinite life intangible assets were recognized in 2018 or 2017.

J. Non-IFRS Financial Measures

1. Underlying Net Income and Underlying EPS

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)

market related impacts that differ from our best estimate assumptions, which include: (i) impact of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impact of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impact of changes in the fair value of investment properties in the reporting period;

(b)

assumption changes and management actions, which include: (i) the impact of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts and (ii) the impact on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and

(c)	Other adjustments:
(i)

certain hedges in SLF Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;

(ii)

fair value adjustments on MFS’s share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;

(iii)	acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and
(iv)	other items that are unusual or exceptional in nature.

Fourth Quarter 2018/ sunlife.com 34

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impact of convertible instruments.

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results			Full Year
($ millions, unless otherwise noted)	Q4’18	Q3’18	Q4’17	2018	2017
Reported net income	580	567	207	2,522	2,149
Equity market impact
Impact from equity market changes	(139)	—	30	(159)	68
Basis risk impact	(4)	5	(11)	(15)	(6)
Equity market impact	(143)	5	19	(174)	62
Interest rate impact(1)
Impact of interest rate changes	(68)	17	(75)	(116)	(79)
Impact of credit spread movements	36	(3)	(26)	56	(54)
Impact of swap spread movements	(9)	—	(9)	(31)	(24)
Interest rate impact	(41)	14	(110)	(91)	(157)
Impact of changes in the fair value of investment properties	31	6	34	77	88
Market related impacts	(153)	25	(57)	(188)	(7)
Assumption changes and management actions(2)	13	(166)	(34)	(155)	81
Other adjustments:
Certain hedges in SLF Canada that do not qualify for hedge accounting	(1)	(1)	2	5	(16)
Fair value adjustments on MFS’s share-based payment awards	28	(10)	(34)	(5)	(81)
Acquisition, integration and restructuring	(25)	(11)	(60)	(82)	(123)
Total of other adjustments	2	(22)	(92)	(82)	(220)
U.S. tax reform(2)	—	—	(251)	—	(251)
Underlying net income (loss)	718	730	641	2,947	2,546
Reported EPS (diluted) ($)	0.96	0.93	0.34	4.14	3.49
Market related impacts ($)	(0.25)	0.04	(0.10)	(0.31)	(0.01)
Assumption changes and management actions ($)	0.02	(0.27)	(0.05)	(0.26)	0.13
Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	—	—	—	0.01	(0.03)
Fair value adjustments on MFS’s share-based payment awards ($)	0.05	(0.02)	(0.05)	(0.01)	(0.13)
Acquisition, integration and restructuring ($)	(0.04)	(0.02)	(0.10)	(0.14)	(0.20)
U.S. tax reform	—	—	(0.41)	—	(0.41)
Impact of convertible securities on diluted EPS ($)	(0.01)	—	—	(0.01)	(0.01)
Underlying EPS (diluted) ($)	1.19	1.20	1.05	4.86	4.15
(1)

Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

(2)	ACMA in 2017 excludes the charge that is included in U.S. tax reform, shown separately.

2. Additional Non-IFRS Measures

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Fourth Quarter 2018/ sunlife.com 35

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Sales. In SLF Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., insurance sales consist of sales by Group Benefits. In SLF Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam and sales from our International business unit; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. Sales are also expressed on a constant currency basis, which is a measure of sales that provides greater comparability across reporting periods by excluding the impact of exchange rate fluctuations from the translation of functional currencies to the Canadian dollar.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our SLF Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is generally based on Sun Life Assurance’s LICAT operating target. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”).

	Quarterly results			Full Year
($ millions)	Q4’18	Q3’18	Q4’17	2018	2017
Revenue	8,180	5,998	8,648	26,997	29,334
Constant Currency Adjustment	118	81	—	(62)	—
FV Adjustment	(116)	(1,304)	1,610	(3,373)	2,603
Reinsurance in SLF Canada’s GB Operations Adjustment	(141)	(142)	(765)	(602)	(3,026)
Adjusted revenue	8,319	7,363	7,803	31,034	29,757

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impact of: (i) the Constant Currency Adjustment; and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment.

	Quarterly results			Full Year
($ millions)	Q4’18	Q3’18	Q4’17	2018	2017
Premiums and deposits	41,513	35,462	40,966	160,108	164,680
Constant Currency Adjustment	1,142	665	—	(661)	—
Reinsurance in SLF Canada’s GB Operations Adjustment	(141)	(142)	(765)	(602)	(3,026)
Adjusted premiums and deposits	40,512	34,939	41,731	161,371	167,706

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

Fourth Quarter 2018/ sunlife.com 36

After-tax profit margin for SLF U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses SLF U.S. Group Benefits underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impact of foreign exchange. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Assumption changes and management actions. In this document the impact of ACMA on shareholders’ net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in this document.

Note 10.A of our Annual Consolidated Financial Statements shows the pre-tax impact of method and assumption changes on shareholder and participating policyholder Insurance Contract Liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets.

The view in this document of assumption changes and management actions is the impact on shareholders’ net income (after tax). The Annual Consolidated Financial Statement view is a component of the change in total company liabilities. The following table provides a reconciliation of the differences between the two measures.

	Quarterly results			Full year
($ millions)	Q4’18	Q3’18	Q4’17	2018	2017
Impact of method and assumption changes on Insurance Contract Liabilities (pre-tax)(1)	(2)	281	(436)	278	173
Less: Participating Policyholders(2)	7	525	35	533	181
Impact of method and assumption changes excluding participating policyholders (pre-tax)	(9)	(244)	(471)	(255)	(8)
Less: Tax	(5)	(86)	(160)	(90)	(51)
Impact of method and assumption changes excluding participating policyholders (after-tax)	(4)	(158)	(311)	(165)	43
Add: Management Actions (after-tax)(3)	14	9	—	23	(243)
Other (after-tax)(4)	3	(17)	(11)	(13)	(7)
Assumption changes and management actions (after-tax)(5)(6)(7)	13	(166)	(322)	(155)	(207)
(1)

Note 10.A of our Annual Consolidated Financial Statements shows the pre-tax impact of method and assumption changes on shareholder and participating policyholder Insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The amount shown in the table above is the shareholders’ income impact related to the amount shown in Note 10.A of our Annual Consolidated Financial Statements.

(2)	Adjustment to remove the pre-tax impact of method and assumption changes on amounts attributed to participating policyholders.
(3)

Adjustment to include the after-tax impact of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities.

(4)	Adjustments to include the after-tax impact of method and assumption changes on investment contracts and other policy liabilities.
(5)

Includes the tax impacts of assumption changes and management actions on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.

(6)	Assumption changes and management actions is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in this document.
(7)

In the fourth quarter of 2017, an impact on reported net income of a decrease of $34 million is presented as an adjustment to arrive at underlying net income as Assumption changes and management actions. The impact on reported net income of a decrease of $288 million ($444 million pre-tax) related to the U.S. tax legislation changes enacted on December 22, 2017, included in the $(207) million above, is included as part of the U.S. tax reform impact that is reported separately as an adjustment to arrive an underlying net income (see section C - Profitability - 4 - U.S. tax reform).

See section D - Profitability - 2018 vs. 2017 - ii. Assumption changes and management actions in our 2018 annual MD&A for details on ACMA in 2018.

Fourth Quarter 2018/ sunlife.com 37

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

K. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to the expected impact of the U.S. tax reform on the Company’s tax expense, (iv) relating to the merger of Bentall Kennedy and GreenOak and our acquisition of a majority stake in the combined entity, (v) relating to our expected tax range for future years, (vi) set out in this document under the heading H - Risk Management - 1. Market Risk Sensitivities - Equity Market Sensitivities and Interest Rate Sensitivities, (vii) that are predictive in nature or that depend upon or refer to future events or conditions, and (viii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings C - Profitability - 4 - U.S. tax reform, C - Profitability - 6 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2018 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of

Fourth Quarter 2018/ sunlife.com 38

information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; and liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The following risk factors are related to the merger of Bentall Kennedy and GreenOak and our acquisition of a majority stake in the combined entity that could have a material adverse effect on our forward-looking statements: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; (4) failure to effectively or efficiently reorganize the operations of Bentall Kennedy and GreenOak after the transaction has closed; and (5) the impact of the announcement of the transaction and the dedication of Sun Life Financial’s resources to completing the transaction on Bentall Kennedy and GreenOak. These risks all could have an impact on our business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Fourth Quarter 2018/ sunlife.com 39

Earnings Conference Call

The Company’s fourth quarter 2018 financial results will be reviewed at a conference call on Thursday, February 14, 2019, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company’s website, www.sunlife.com, until the Q4 2020 period end. The conference call can also be accessed by phone by dialing 647-427-2311 (International) or 1-866-521-4909 (toll-free within North America). A replay of the conference call will be available from Thursday, February 14, 2019 at 4 p.m. ET until 11:59 p.m. ET on Thursday, February 28, 2019 by calling 416-621-4642 or 1-800-585-8367 (toll free within North America) using Conference ID: 2378488.

Fourth Quarter 2018/ sunlife.com 40

Consolidated Statements of Operations

	For the three months ended		For the twelve months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Revenue
Premiums
Gross	$5,935	$5,308	$20,981	$19,838
Less: Ceded	622	1,230	2,339	4,557
Net premiums	5,313	4,078	18,642	15,281
Net investment income (loss):
Interest and other investment income	1,475	1,399	5,641	5,413
Fair value and foreign currency changes on assets and liabilities	(116)	1,610	(3,373)	2,603
Net gains (losses) on available-for-sale assets	25	41	121	195
Net investment income (loss)	1,384	3,050	2,389	8,211
Fee income	1,483	1,520	5,966	5,842
Total revenue	8,180	8,648	26,997	29,334

Benefits and expenses
Gross claims and benefits paid	4,102	3,890	15,986	15,353
Increase (decrease) in insurance contract liabilities	1,641	3,138	312	5,327
Decrease (increase) in reinsurance assets	(92)	23	97	821
Increase (decrease) in investment contract liabilities	3	1	(31)	41
Reinsurance expenses (recoveries)	(498)	(1,082)	(2,021)	(4,373)
Commissions	603	631	2,339	2,403
Net transfer to (from) segregated funds	(152)	(63)	(308)	(119)
Operating expenses	1,625	1,749	6,432	6,410
Premium taxes	95	100	375	379
Interest expense	79	81	305	303
Total benefits and expenses	7,406	8,468	23,486	26,545

Income (loss) before income taxes	774	180	3,511	2,789
Less: Income tax expense (benefit)	112	(66)	597	302

Total net income (loss)	662	246	2,914	2,487

Less: Net income (loss) attributable to participating policyholders and non-controlling interests	59	16	298	245

Shareholders’ net income (loss)	603	230	2,616	2,242

Less: Preferred shareholders’ dividends	23	23	94	93
Common shareholders’ net income (loss)	$580	$207	$2,522	$2,149

Average exchange rates during the reporting periods:
U.S. dollars	1.32	1.27	1.30	1.30

Earnings (loss) per share
Basic	$0.96	$0.34	$4.16	$3.51
Diluted	$0.96	$0.34	$4.14	$3.49

Dividends per common share	$0.500	$0.455	$1.905	$1.745

Fourth Quarter 2018/ sunlife.com 41

Consolidated Statements of Financial Position

	As at
(unaudited, in millions of Canadian dollars)	December 31, 2018	December 31, 2017

Assets
Cash, cash equivalents and short-term securities	$9,506	$8,890
Debt securities	74,443	72,619
Equity securities	4,634	6,020
Mortgages and loans	46,822	42,805
Derivative assets	1,112	1,478
Other invested assets	4,830	4,154
Policy loans	3,222	3,106
Investment properties	7,157	7,067
Invested assets	151,726	146,139
Other assets	4,498	4,408
Reinsurance assets	4,141	4,028
Deferred tax assets	1,209	1,295
Intangible assets	1,779	1,667
Goodwill	5,412	5,183
Total general fund assets	168,765	162,720
Investments for account of segregated fund holders	103,062	106,392
Total assets	$271,827	$269,112

Liabilities and equity

Liabilities
Insurance contract liabilities	$121,923	$117,785
Investment contract liabilities	3,164	3,082
Derivative liabilities	2,295	1,756
Deferred tax liabilities	322	403
Other liabilities	12,153	11,987
Senior debentures	1,299	1,299
Subordinated debt	3,039	3,437
Total general fund liabilities	144,195	139,749
Insurance contracts for account of segregated fund holders	96,663	99,121
Investment contracts for account of segregated fund holders	6,399	7,271
Total liabilities	$247,257	$246,141

Equity
Issued share capital and contributed surplus	$10,749	$10,911
Shareholders’ retained earnings and accumulated other comprehensive income	12,957	11,410
Total shareholders’ equity	23,706	22,321
Participating policyholders’ equity	864	650
Total equity	$24,570	$22,971
Total liabilities and equity	$271,827	$269,112

Exchange rates at the end of the reporting periods:
U.S. dollars	1.36	1.26

Media Relations Contact:	Investor Relations Contact:

Irene Poon	Gregory Dilworth

Corporate Communications	Vice-President, Investor Relations

Tel: 647-256-2330	Tel: 416-979-6230

irene.poon@sunlife.com	investor.relations@sunlife.com

Fourth Quarter 2018/ sunlife.com 42